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                              March 4, 2021

       Scott Gordon
       Chief Executive Officer and Director
       Silver Spike Acquisition Corp II
       660 Madison Avenue
       Suite 1600
       New York, NY 10065

                                                        Re: Silver Spike
Acquisition Corp II
                                                            Registration
Statement on Form S-1
                                                            Filed February 5,
2021
                                                            File No. 333-252803

       Dear Mr. Gordon:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed February 5, 2021

       Cover Page

   1.                                                   Your registration
statement cover page indicates that you have elected not to use the extended transition
period for complying with any new or revised financial accounting standards provided
pursuant to Section 7(a)(2)(B) of the Securities Act. However, on
                                                        page 8, you state that
you intend to take advantage of the extended transition period for complying with new or
revised accounting standards. Please resolve this apparent
                                                        discrepancy.
 Scott Gordon
Silver Spike Acquisition Corp II
March 4, 2021
Page 2
The Offering, page 15

2. We note your disclosure that you may extend the time you have to consummate a business combination beyond 24 months as a result of a shareholder vote to amend your amended and restated memorandum and articles of association. Please expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you extend the time to consummate an initial business combination beyond 24 months.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                           Sincerely,
FirstName LastNameScott Gordon
                                                           Division of
Corporation Finance
Comapany NameSilver Spike Acquisition Corp II
                                                           Office of Energy &
Transportation
March 4, 2021 Page 2
cc:       Derek Dostal
FirstName LastName